Exhibit 99.1

SPI Energy Co., Ltd. Provides Update on Nasdaq Matters

HONG KONG, July 24, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that the Nasdaq Hearings Panel (the “Panel”) granted the Company’s request to extend the stay of the suspension in trading of the Company’s securities pending a hearing on August 10, 2017, and issuance of a final Panel decision.  As previously disclosed, on July 7, 2017, the Company appealed to the Panel against the Nasdaq Staff’s delisting determination dated June 30, 2017 and the Panel has scheduled a hearing on August 10, 2017.  At the hearing, the Company must demonstrate its ability to regain compliance with the particular deficiencies cited by the Nasdaq Staff in its delisting determination, as well as its ability to sustain long-term compliance with all applicable maintenance criteria.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com